 Exhibit 99.1

FOR IMMEDIATE RELEASE

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 (AS IT FORMS PART OF DOMESTIC LAW IN THE UK BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018).

Indivior Announces a New $100 Million Share Repurchase Program;
New Program will be Executed Over an Accelerated Time Frame

●  Repurchases Under Current Program Now Expected to be Completed by End of July

Richmond, VA, July 25, 2024 - Indivior PLC (Nasdaq/LSE: INDV) ("Indivior" or the "Company"), a leading addiction treatment company, today announced that its Board of Directors has approved a new share repurchase program under which the Company will commence repurchasing Indivior's ordinary shares of $0.50 each (the "Ordinary Shares") for up to a maximum consideration of $100 million (the "New Program").  The New Program will be carried out on an accelerated basis and is expected to be completed over the next six months, subject to compliance with applicable trading restrictions.

In addition, Indivior is expediting repurchases under its current $100 million program, which commenced in November 2023 (the "Current Program") and which was originally expected to be completed by end of August 2024. Subject to compliance with applicable trading restrictions, the Company intends to complete its Current Program by the end of July 2024 and initiate this New Program immediately thereafter.

In relation to the New Program, Indivior has entered into an irrevocable, non-discretionary agreement with Morgan Stanley & Co. International Plc ("Morgan Stanley") under which Morgan Stanley has agreed to carry out on-market purchases of Ordinary Shares, acting as riskless principal, during the period commencing on the business day following the completion of the Current Program, and ending no later than January 31, 2025, for an aggregate purchase price of no greater than $100 million and the simultaneous on-sale of such Ordinary Shares by Morgan Stanley to Indivior.

Morgan Stanley will make trading decisions in relation to the New Program independently of Indivior in accordance with certain pre-set parameters set out in the agreement with Morgan Stanley. Any purchases of Ordinary Shares by the Company in relation to the New Program will be carried out on the London Stock Exchange and/or Aquis Stock Exchange Limited and/or on CBOE Europe Limited through the BXE and CXE order books and/or Nasdaq (in accordance with the terms of the arrangement entered into with Morgan Stanley) and (as applicable) in accordance with (and subject to the limits prescribed by) the Company's general authority to make market purchases of Ordinary Shares granted by its shareholders at the annual general meeting held on May 9, 2024 (the "Authority"), assimilated Regulation 596/2014 (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018), Commission Delegated Regulation (EU) 2016/1052 of March 8, 2016 supplementing Regulation No 596/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the conditions applicable to buyback programs and stabilization measures (as implemented, retained, amended, extended, re-enacted or otherwise given effect in the United Kingdom from January 1, 2021 and as amended or supplemented in the United Kingdom thereafter), and Rule 10b5-1 and Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended.

As the purpose of the New Program is to reduce the issued share capital of Indivior, to the extent permitted by law, all Ordinary Shares purchased under the New Program will be cancelled.

The maximum number of Ordinary Shares that may be repurchased under the New Program is 13,649,017, being the number of Ordinary Shares Indivior is authorized to repurchase under the terms of the Authority.

The person responsible for making this announcement is Kathryn Hudson, Company Secretary.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD), overdose and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs over 1,000 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Important Cautionary Note Regarding Forward-Looking Statements

This news release contains certain statements that are forward-looking. Forward-looking statements include, among other things, the expected completion date of the Prior Repurchase Program, the amount or value of shares that will be repurchased under either program, expected future growth, our ability to execute our business strategy and return capital to shareholders, our future cash flows, our ability to reinvest in the business and progress our pipeline and other statements containing the words "believe," "anticipate," "plan," "expect," "intend," "estimate", "forecast," "strategy," "target," "guidance," "outlook," "potential," "project," "priority," "may," "will," "should," "would," "could," "can," "outlook," "guidance," the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.

Readers are cautioned not to place undue reliance on any such forward-looking statements. Actual results may differ materially from those expressed or implied in such statements because they relate to future events. Various factors may cause differences between Indivior's expectations and actual results, including, among others, less than expected trading volume on various exchanges, volatility in our stock price, and those factors described in Indivior's Annual Report on Form 20-F for the fiscal year 2023 and its other filings with the U.S. Securities and Exchange Commission.

We have based the forward-looking statements in this press release on our current expectations and beliefs concerning future events. Forward-looking statements contained in this press release apply only at the date of this press release, and we undertake no obligation publicly to update or revise any forward-looking statement, whether due to new information, future developments or otherwise.

Media Contacts:

US Media: Cassie France-Kelly Vice President, Communications Indivior PLC Tel: 804-724-0327	UK Media: Teneo Tel: +44 207-353-4200

Investors and Analysts:

Jason Thompson Vice President, Investor Relations Indivior PLC Tel: 804-402-7123	Tim Owens Director, Investor Relations Indivior PLC Tel: 804-263-3978

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